UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2012

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: May 3, 2012

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park MigdalHa’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS CCG Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@ccgisrael.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES FIRST QUARTER 2012 RESULTS

Q1 Revenue- within range, expecting over 30% revenue growth in the second quarter of 2012

MIGDAL HAEMEK, Israel – May 3, 2012 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced its financial results for the quarter ended March 31, 2012.

Highlights of the First Quarter 2012
•	Revenues of $18.2 million;
•	Non-GAAP operating loss of $0.9 million; GAAP operating loss of $1.1 million
•	Non-GAAP net loss of $0.6 million; GAAP net loss of $1.4 million;
•	Positive operating cash flow of $600 thousand in the quarter
•	Second quarter revenue guidance of $23-25 million

Roy Porat, Camtek’s Chief Executive Officer, commented, “As we move into the second quarter, we are seeing that the recovery already observed in the front-end last quarter finally reached the back-end part of the semiconductor capital equipment industry. We believe that as we move through the year this recovery will eventually extend to the PCB sector, which will further contribute to our growth this year.”

Continued Mr. Porat, “I am pleased with the recent strong demand from the market for our products, which gives us confidence looking ahead, and this underlies our revenue guidance for the upcoming quarter. We believe revenues for the second quarter will range between $23-25 million, representing over 30% sequential growth, accordingly we expect the business to return to profitability.”

First Quarter 2012 Financial Results

Revenues for the first quarter of 2012 were $18.2 million. This is a decrease of 34% compared to $27.5 million in the first quarter of 2011 and a decrease of 14% compared with $21.1 million in the prior quarter.

Gross profit on a GAAP basis in the quarter totaled $7.6 million (42.0% of revenues). This is compared with $12.8 million (46.5% of revenues) in the first quarter of 2011 and $8.1 million (38.4% of revenues) in the prior quarter.

Gross profit on a non-GAAP basis in the quarter totaled $7.7 million (42.5% of revenues). This is compared with $12.9 million (47.0% of revenues) in the first quarter of 2011 and $8.9 million (42.1% of revenues) in the prior quarter.

Operating loss on a GAAP basis in the quarter was $1.1 million. This is compared with an operating income of $2.9 million in the first quarter of 2011 and an operating loss of $0.7 million in the prior quarter.

On a non-GAAP basis, operating loss in the quarter was $0.9 million. This is compared with an operating income of $3.2 million in the first quarter of 2011 and an operating income of $0.1 million in the prior quarter.

Net loss on a GAAP basis in the quarter totaled $1.4 million, or $0.05 per share. This is compared with a net income of $2.4 million, or $0.08 per diluted share in the first quarter of 2011 and a net loss of 1.9 million, or $0.06 per share in the prior quarter.

On a non-GAAP basis, net loss in the quarter was $0.6 million, or loss of $0.02 per share. This is compared with a net income of $3.1 million, or $0.10 per diluted share in the first quarter of 2011 and a net loss of $0.5 million or loss of $0.02 per share in the prior quarter.

Cash and cash equivalents and short-term deposits as of March 31, 2012 were $26.0 million ($19.6 million net of bank loans) compared with $26.3 million ($19.5 million net of bank loans), as of December 31, 2011. The company generated a positive operating cash flow of $0.6 million during the first quarter of 2012.

Conference Call

Camtek will host a conference call today, May 3, 2012, at 10:00 am ET.

Roy Porat, Chief Executive Officer and Moshe Eisenberg, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:	1 888 407 2553	at 10:00 am Eastern Time
Israel:	03 918 0609	at 5:00 pm Israel Time
International:	+972 3 918 0609

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.co.il/ beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes and increasing yields, enabling and supporting customer’s latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, adaptive ion milling (AIM) and digital material deposition (DMD). Camtek's solutions range from micro-to-nano by applying its technologies to the industries' specific requirements.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Use of non-GAAP Measures

This press release provides financial measures that exclude certain items such as : (i) amortization of acquired intangible assets and revaluation of liabilities with respect to the acquisitions of Sela and Printar; and (ii) share based compensation expenses.and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Camtek Ltd.
Consolidated Balance Sheets

(In thousands)

	March 31,	December 31,
	2012	2011
	U.S. Dollars (In thousands)
Assets

Current assets
Cash and cash equivalents	21,668	22,185
Short-term deposits	4,300	4,100
Accounts receivable, net	26,046	25,451
Inventories	25,280	24,355
Due from affiliates	389	388
Other current assets	3,549	3,357
Deferred tax asset	110	110
Total current assets	81,342	79,946
Fixed assets, net	14,467	14,577
Long term inventory	2,608	1,954
Deferred tax asset	132	132
Other assets, net	304	304
Intangible assets, net *	4,165	4,191
Goodwill	3,653	3,653
	10,862	10,234
Total assets	106,671	104,757

Liabilities and shareholders’ equity

Current liabilities
Short term bank loans	3,000	3,000
Accounts payable – trade	10,949	6,773
Long term bank loans – current portion	1,700	1,700
Due to affiliates	435	-
Other current liabilities	20,659	21,568
Total current liabilities	36,743	33,041
Long term liabilities
Long term bank loans	1,667	2,092
Liability for employee severance benefits	711	652
Other long term liabilities *	8,871	9,039
	11,249	11,783
Total liabilities	47,992	44,824

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares,
31,819,481 issued as March 31, 2012 and 31,810,340 as of December 31, 2011, outstanding 29,727,105 as of March
31, 2012 and 29,717,964 as of December 31, 2011	133	133
Additional paid-in capital	61,117	61,014
Retained earnings (accumulated losses)	(673)	684
	60,577	61,831
Treasury stock, at cost (2,092,376 as of March 31, 2012 and December 31, 2011)	(1,898)	(1,898)

Total shareholders' equity	58,679	59,933
Total liabilities and shareholders' equity	106,671	104,757

  (*)           Relates to Printar and SELA acquisitions

Camtek Ltd.
Consolidated Statements of Operations

(in thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2012	2011	2011
	U.S. dollars
Revenues	18,178	27,470	107,028
Cost of revenues	10,545	14,663	59,588

Gross profit	7,633	12,807	47,440

Research and development costs	3,325	3,779	14,077
Selling, general and administrative expenses	5,435	6,063	24,341

	8,760	9,842	38,418

Operating income (loss)	(1,127)	2,965	9,022

Financial expenses, net	(132)	(408)	(2,900)

Income (loss) before income taxes	(1,259)	2,557	6,122

Income tax	(98)	(136)	(744)

Net income (loss)	(1,357)	2,421	5,378

Earnings (loss) per ordinary share:

Basic	(0.05)	0.08	0.18

Diluted	(0.05)	0.08	0.18

Weighted average number of ordinary
shares outstanding:

Basic	29,727	29,300	29,577

Diluted	29,727	30,112	30,009

Camtek Ltd.
Reconciliation of GAAP to Non-GAAP results

 (In thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2012	2011	2011
	U.S. dollars		U.S. dollars
Reported net income (loss) attributable to Camtek Ltd. on GAAP basis	(1,357)	2,421	5,378
Acquisition of Sela and Printar related expenses (1)	574	563	2,377
Inventory write –downs (2)	-	-	685
Share-based compensation	102	109	416
Shelf registration expenses	94	-	-
Non-GAAP net income (loss)	(587)	3,093	8,856

Non –GAAP net income (loss) per share , basic and diluted	(0.02)	0.10	0.30

Gross margin on GAAP basis	42.0%	46.6%	44.3%
Reported gross profit on GAAP basis	7,633	12,807	47,440

Acquisition of Sela and Printar related expenses (1)	75	563	331
Inventory write off (2)	-	-	685
Share-based compensation	25	-	97
Non- GAAP gross margin	42.5%	47.0%	45.4%
Non-GAAP gross profit	7,733	12,910	48,553

Reported operating income (loss) attributable to Camtek Ltd. on GAAP basis	(1,127)	2,965	9,022
Acquisition of Sela and Printar related expenses (1)	169	80	331
Inventory write- downs (2)	-	-	685
Share-based compensation	102	109	416
Non-GAAP operating income (loss)	(858)	3,154	10,454

(1)
During the three months ended March 31, 2012 and 2011, and the twelve months ended December 31, 2011, the Company recorded acquisition expenses of $0.6 million, $0.6 million, and $2.4 million, respectively, consisting of: (1) Revaluation adjustments of $0.5 million, $0.5 million, and $2.0 million, respectively, of contingent consideration and certain future liabilities recorded at fair value. These amounts are recorded under finance expenses line item and (2) $0.08 million, $0.08 million, and $0.33 million, respectively, with respect to amortization of intangible assets acquired recorded under cost of revenues line item.

(2)
During the three months ended March 31, 2012 and 2011, and the twelve months ended December 31, 2011, the Company recorded inventory write down in the amount of $0 million, $0 million, and $0.7 million, respectively.